

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2019

Crystal Landsem
Chief Financial Officer
Lulu's Fashion Lounge Holdings, Inc.
195 Humboldt Avenue
Chico, CA 95928

  Re: Lulu's Fashion Lounge Holdings, Inc.
    Draft Registration Statement on Form S-1
    Filed June 24, 2019
    CIK No. 0001780201

Dear Ms. Landsem:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Basis of Presentation, page ii

1. We note your key performance indicators titled "Active Customers" and "Total Orders Placed" reflect orders that are placed by your customers without considering any subsequent order cancellations or returns. Please tell us how you determined it is meaningful to present these metrics without considering cancellations or returns. As part of your response, please tell us whether the percentage of orders that are cancelled or returned is material or has fluctuated significantly from 2017 to 2018 or from 2018 to 2019. If the percentage of orders that are cancelled or returned is material or has fluctuated significantly over time, it appears that additional disclosure would be necessary where these metrics are quantified in your filing to explain the relationship between these

operating metrics and your financial results.

Similarly we note your key performance indicators titled "Average Order Value" and "Average Unit Retail" reflect your sales before returns. Please tell us how you determined it is meaningful to present these metrics without considering returns. If not addressed in your response to the first part of our comment, please tell us whether the percentage of orders that are returned is material or has fluctuated significantly from 2017 to 2018 or from 2018 to 2019. If the percentage of orders that are returned is material or has fluctuated significantly over time, it appears that additional disclosure would be necessary where these metrics are quantified in your filing to explain the relationship between these operating metrics and your financial results.

2.   Please refer to your definition of Average Order Value and Average Unit Retail. Please revise these definitions to better clarify whether and how the numerator that is used in these metrics differs. If these metrics are calculated using different numerators, please revise your disclosures in an appropriate location in your filing to better explain why the use of each numerator is appropriate for that particular metric and the relationship between the operating metric and your financial results.

Prospectus Summary
Our Growth Strategies
Enhance and Retain Existing Customer Relationships, page 6

3.   We note that you disclose on page 19 that that a "high proportion of [y]our net sales comes from repeat purchases by existing customers" and on page 6 that repeat order rates and frequency of purchase are key customer metrics that drive your business. Please elaborate on your repeat purchases by existing customers by clarifying what proportion of your net sales comes from repeat purchases by existing customers. Also, please define and discuss repeat order rates and frequency of purchase, and explain how these customer metrics drive your business.

Summary Historical Consolidated Financial Data
Consolidated Balance Sheet Data, page 13

4.   Please refer to the amount disclosed for "Long-term debt, net of current portion" in the "Actual" column. You appear to disclose the amount for 2017 rather than 2018. Please revise.

Risk Factors
Risks Related to Our Business and Industry
Our efforts to acquire or retain customers may not be successful, which could prevent us from maintaining or increasing our sales., page 18

5.   We note you disclose that "[y]our success depends on [y]our ability to acquire customers

in a cost effective manner." Please clarify what you consider to be a "cost effective manner" in the context of your ability to acquire customers, and provide a discussion and analysis of any related trends including the impact on your strategy and financial results.

System security risk issues . . ., page 27

6. We note you experienced a cybersecurity incident in August 2016 in which an unauthorized actor interfered with one of your payment processing systems. In order to place your discussion of cybersecurity risks in the appropriate context, please briefly describe the consequences and impact of the incident on your business.

Use of Proceeds, page 56

7. We note your statement that you "cannot predict with certainty all of the particular uses for the proceeds of this offering" and that "management will have significant flexibility in applying the net proceeds from this offering." You may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.

Capitalization, page 58

8. We note on a pro forma as adjusted basis you plan to give effect to the acceleration of vesting on certain time-based vesting options and certain performance-based awards. Please explain whether these options and awards are the same as Class P units you reference in Note 10, on page F-19. If not, please explain where the accounting for these options and awards you reference are discussed in the notes to the financial statements, and tell us why your pro forma capitalization does not give effect to the Class P units that will, in connection with this offering, have accelerated vesting. Refer to your disclosure on pages 11, 102 and 107.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 65

9. Please elaborate on and clarify what you mean by your disclosure that "[your] marketing approach results in attractive customer acquisition, strong retention, and compelling lifetime value characteristics."

Factors Affecting Our Performance
Customer Acquisition and Retention, page 68

10. We note your risk factor on page 18 regarding the acquisition and retention of customers. We also note on page 68 that you state "[t]o grow our business, we must continue to acquire and retain customers." With respect to new customer acquisition and customer retention, please describe any known trends or uncertainties that have had or that you

reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Results of Operations, page 71

11.   Please refer to your analysis of the provision for income taxes at the top of page 73. Please revise your disclosure to better explain why your effective tax rate increased so significantly from 2017 to 2018. In doing so, please briefly disclose why you experienced an increase in uncertain tax position, an increase in the nondeductible portion of equity based compensation expense, and an increase in transaction fees so that investors can better assess the likelihood of these events recurring. We remind you that one of the primary objectives of MD&A is to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Liquidity and Capital Resources
General, page 73

12.   We note your disclosures in the second paragraph. We also note that the amount of cash generated from your operating activities in each of the last two years was approximately half of your annual contractual obligations to repay your long-term debt principal and interest. Once you update your financial statements to an interim period to provide more current information on your indebtedness and you are able to estimate the amount of proceeds raised in this offering that will be used to repay debt, please revise your liquidity disclosures to more transparently explain to your investors how the anticipated debt repayment following this offering will impact your annual contractual principal and interest obligations as disclosed in your contractual obligations table on page 75 and in Note 7 to your financial statements. If your expected annual contractual principal and interest obligations following your debt repayment continue to exceed your historical levels of cash generated from operating activities, please revise your liquidity disclosures to better explain the basis for your assertion that your current sources of liquidity and capital will be sufficient to finance your operations for the next 12 months.

Business
Overview, page 78

13.   We note you disclose your Average Unit Retail (AUR) was $49 in 2018. Please provide your AUR for 2017 to provide context for the metric.

Description of Capital Stock, page 119

14.   We note the disclosure in this section that the exclusive forum provision in the charter to be effective upon completion of this offering "will not apply to any causes of action arising under the Securities Act or the Exchange Act." We also note your disclosure on

page 48 that your charter will "provide that the federal district courts of the United States will be the exclusive forum for resolving any complain asserting a cause of action arising under" the Securities Act or Exchange Act. The disclosure in these sections appears to be inconsistent; please revise accordingly. In addition, if you intend to limit causes of action arising under the Securities Act to federal district courts, please state that there is uncertainty as to whether a court would enforce such provision.

Underwriting, page 129

15.   We note your disclosure on page 49 that "[t]he initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters." Please describe the various factors to be considered in determining such offering price. Refer to Item 505 of Regulation S-K.

Financial Statements for the Year Ended December 31, 2018
Note 2. Significant Accounting Policies
Goodwill and Intangible Assets, page F-10

16.   In light of the significance of your goodwill please expand your disclosures to explain how it originated.

Note 13. Net Income Per Share and Pro Forma Net Income Per Share Attributable to Common Stockholders
Net income Per Share Attributable to Common Stockholder, page F-24

17.   We note your convertible preferred stock participates in dividends along with your common stock and is convertible into shares of common stock. Please help us better understand your consideration of the convertible preferred stock in calculating your net income per share for the period ended December 30, 2018. Please expand your disclosure to clarify your consideration of both the two-class method and the if-converted method. Please tell us why your calculation of diluted EPS as seen in Note 13 appears to exclude convertible preferred stock from the denominator. Please confirm diluted EPS is based on the more dilutive of the two-class method or the if-converted method. If your per share figures were not computed using these methods, please explain. Reference is made to ASC 260-10-45-40 and 45-59A.

18.   Please tell us what is represented by the line item entitled "Less: undistributed earnings to participating securities." In doing so, explain to us whether the dividends on your preferred stock are cumulative or non-cumulative. Reference is made to ASC 260-10-45-11. Also, please revise your disclosure on page F-18 to include all the pertinent terms of your convertible preferred stock as necessary. Reference is made to Regulation S-X 5-02(27).

General

19.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

    You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797 or Lilyanna Peyser, Special Counsel, at 202-551-3222 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Consumer Products